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SEC FILE NUMBER
8-25338

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Amuni Financial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

720 Second Avenue South
(No. and Street)

Saint Petersburg	FL	33701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Emily Knighton	727-825-0522	emily@amuni.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Hacker, Johnson, & Smith
(Name – if individual, state last, first, and middle name)

500 N Westshore Blvd., Ste 1000	Tampa	FL	33609
(Address)	(City)	(State)	(Zip Code)

09/23/2003	400
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Emily Knighton, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Amuni Financial, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SUZANNE MARIE SMALENBERGER
Notary Public - State of Florida
Commission # HH 081153
My Comm. Expires Jan 14, 2025
Bonded through National Notary Assn.

Signature: ______________

Title:
Senior Vice President | Financial & Operations Principal

____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

PUBLIC
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Amuni Financial, Inc.
St. Petersburg, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Amuni Financial, Inc. and Subsidiary (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Amuni Financial, Inc.'s auditor since 1980.
Tampa, Florida
February 23, 2024

AMUNI FINANCIAL, INC. AND SUBSIDIARY

PUBLIC

Consolidated Statement of Financial Condition

December 31, 2023

Assets

Cash, including interest-bearing deposits of $ 1,750,413	$ 1,817,943
Receivable from clearing organization	55,562
Securities owned, at fair value	22,398,192
Accrued interest receivable	176,435
Premises and equipment, net	887,593
Receivables from non-customers	37,705
Right of use asset	338,638
Other assets and prepaid expenses	134,430
Total	$ 25,846,498

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	144,568
Payable to clearing organization	96,959
Payable to clearing broker	14,470,737
Loans payable	550,998
Lease liability	338,638
Accrued expenses and other liabilities	2,176,814
Total liabilities	17,778,714
Commitments and contingencies (Notes 12 and 13)	
Stockholders' equity:	
Common stock, $.10 par value (authorized 75,000 shares; 6,633 issued and outstanding)	663
Additional paid-in capital	333,600
Retained income	7,733,521
Total stockholders' equity	8,067,784
Total	$ 25,846,498

See accompanying Notes to Consolidated Financial Statement.

(1) Summary of Significant Accounting Policies

Amuni Financial, Inc., (the "Company") is a securities broker/dealer headquartered in St. Petersburg, Florida with a branch office in Little Rock, Arkansas. The Company is a retail securities dealer and market maker operating primarily in the United States of America. The Company also organized a transportation company, 8365 Transport, LLC. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 24th, 2023, which is the date the consolidated financial statements were available to be issued, determining no events require additional disclosure in the consolidated financial statements.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Amuni Financial, Inc. and 8365 Transport, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The following summarizes the Company's revenue recognition accounting policies:

Principal Transactions. Commission income and expense on principal transactions with customers are earned from the sale of securities owned. Income and expenses related to principal transactions are recorded on a trade date basis (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). Management believes that the performance obligation is satisfied on the trade date because the underlying financial instrument is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to the customer.

Brokerage Commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

(1) Summary of Significant Accounting Policies, *Continued*

Revenue Recognition, continued.

Trail Commissions. The Company receives payments from mutual fund and insurance companies in the form of distribution and/or service fees (12b-1 fees), trail commissions or renewal commissions, which are fully described in the applicable prospectus or offering document. Trail commissions are typically paid from the assets of the investment product and the amount is calculated as an annual percentage of assets invested by the Company's customers. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company.

Investment Advisory Fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Securities Owned. Securities owned are carried at fair value. Unrealized gains and losses on securities owned are reflected currently in principal transactions.

Interest. The Company earns interest on its securities portfolio. Interest is accrued and recorded when it is earned.

Depreciation and Amortization. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these consolidated financial statements.

GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2023, management is not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2020.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

The following describes valuation methodologies used for assets measured at fair value-

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. State and municipal obligations are valued using the Electronic Municipal Market Access system from the Municipal Securities Rulemaking Board. Corporate obligations are valued using the Trade Reporting and Compliance Engine from the Financial Industry Regulatory Authority. The price from the last "inter-dealer" trade of the year is generally the fair value. Because this is not an active market, but has significant other observable inputs, their securities are classified with Level 2 of the valuation hierarchy.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2023 is as follows:

Furniture and equipment	$1,292,569
Leasehold improvements	148,475
Total, at cost	1,441,044
Less accumulated depreciation and amortization	553,451
Premises and equipment, net	$887,593

(4) Leases

The Company recognizes operating lease right-of-use assets and operating lease liabilities based on the present value of the future minimum lease payments at the adoption date of the lease. If the lease does not provide implicit rates, the incremental borrowing rate is used in determining the present value of future payments. Lease agreements that have lease and non lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

The Company's operating lease obligation is for the Company's various locations used to conduct operations. Some of the leased locations have options to extend the leases. The components of lease expense and other lease information are as follows (dollars in thousands):

	During the year ended December 31, 2023
Operating Lease Expense Recognized	$ 140,413
Cash paid for amounts included in measurement of lease liabilities	$ 140,413

	At December 31, 2023
Operating lease right-of-use assets	$ 338,638
Operating lease liabilities	$ 338,638
Weighted-average remaining lease term	2.8 years
Weighted-average discount rate	8.67%

(continued)

(4) Leases, *continued*

Future minimum lease payments under non-cancellable leases, reconciled to the Company's discounted lease liabilities are as follows:

	At December 31, 2023
2024	$ 140,413
2025	135,011
2026	108,000
Total future minimum lease payments	383,424
Less imputed interest	44,786
Total operating lease liabilities	$ 338,638

The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $140,413 during the year ended December 2023, and included $108,000 paid to related parties.

(5) Securities Owned

Securities owned measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using		
	Fair Value As of December 31, 2023	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
State and municipal obligations	$ 22,398,192	-	22,398,192	-

(6) Payable to Clearing Organization

The Company settles expenses with its clearing organization monthly. The Company holds cash in an account with the clearing organization to offset the expenses. At December 31, 2023, the expenses due to the clearing firm exceeded the cash available resulting in a payable to the clearing organization. The Company cleared the payable with the clearing organization on January 2, 2024.

PUBLIC

(7) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest corresponds to the federal funds rate. At December 31, 2023, $14,470,737 had been advanced to purchase securities. At December 31, 2023, this account is collateralized by securities owned with a carrying value of $22,398,192.

(8) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed six months of service and have attained age twenty-one. The Company's contributions to the Plan are discretionary and are determined annually. For the year ended December 31, 2023 the Company contributed approximately $104,000.

(9) Credit Facility

The Company has a revolving credit facility which provides up to $1 million of available borrowings. As of December 31, 2023, no amounts were outstanding on the credit facility. The line of credit bears interest payable monthly at a variable rate corresponding to an independent index which is the US Prime Rate as listed in the Money Rates section of the Wall Street Journal. The line of credit matures on demand.

(10) Loans Payable

Loan Payable is as follows:

	At December 31, 2023
Loan payable to bank, fixed rate; amortized over 20 years beginning August 16, 2021 and maturing July 16, 2041.	$ 550,998

Minimum payments required on the above loan payable are as follows:

2024	22,562
2025	23,423
2026	24,317
2027	25,245
2028	26,208
Thereafter	429,243
Total	$ 550,998

Loan payable is collateralized by certain equipment of the Company.

(11) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by 1,500 percent of its net capital. At December 31, 2023, the Company's minimum net capital requirement was $197,956. The Company's net capital computed in accordance with the Rule of the Commission amounted to $5,643,790 and the percentage of aggregate indebtedness to net capital was 53%.

(12) Commitments and Contingencies

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's consolidated financial statement.

(13) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.